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                                                                                                   Exhibit 13.1


                                                 Certification
                                Pursuant to Rule 13a-14(b) or Rule 15d-14(b) of
                          the Securities Exchange Act of 1934, as adopted pursuant to
                                 Section 906 of the Sarbanes-Oxley Act of 2002
                                            18 U.S.C. Section 1350

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of
Ryanair Holdings plc (the "Company"), does hereby certify, to such officer's knowledge, that:

         The Annual Report on Form 20-F for the year ended March 31, 2007 (the "Form 20-F")
of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities
Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                                              /s/ Michael O'Leary___
                                                              Michael O'Leary
                                                              Chief Executive Officer

                                                              Date: September 20, 2007



                                                              /s/ Howard Millar___
                                                              Howard Millar
                                                              Chief Financial Officer

                                                              Date: September 20, 2007



         A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange
Commission or its staff upon request.
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